UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D (Rule 13d-101) _________
UNDER THE SECURITIES EXCHANGE ACT OF 1934 (Amendment No. 9)

Steinway Musical Instruments, Inc.
(Name of Issuer)

Ordinary Common Stock, par value $0.001
(Title of Class of Securities)

858495104
(CUSIP Number)

Hansin Kim, Esq. Lee Anav Chung White & Kim LLP 520 S. Grand Avenue, Suite 1070 Los Angeles, California 90071 (213) 341-1602
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 13, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the  acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

CUSIP No. 858495104	13D	Page 1 of 5

1	NAME OF REPORTING PERSONS Samick Musical Instruments Co, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (1)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Korea
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,768,554 (2)
	8	SHARED VOTING POWER 244,700 (2)
	9	SOLE DISPOSITIVE POWER 3,768,554 (2)
	10	SHARED DISPOSITIVE POWER 244,700 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,013,254 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) – 32.0%
14	TYPE OF REPORTING PERSON CO

(1)           See Item 3 in Amendment No. 5 filed by the Reporting Persons on June 7, 2011.

(2)           See Item 2 and 5 in Amendment No. 5 filed by the Reporting Persons on June 7, 2011.

CUSIP No. 858495104	13D	Page 2 of 5

1	NAME OF REPORTING PERSONS Opus Five Investment 1, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (1)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (2)
	8	SHARED VOTING POWER 244,700 (2)
	9	SOLE DISPOSITIVE POWER 0 (2)
	10	SHARED DISPOSITIVE POWER 244,700 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 244,700 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) – 2.0%
14	TYPE OF REPORTING PERSON PN

(1)           See Item 3 in Amendment No. 5 filed by the Reporting Persons on June 7, 2011.

(2)           See Item 2 and 5 in Amendment No. 5 filed by the Reporting Persons on June 7, 2011.

CUSIP No. 858495104	13D	Page 3 of 5

1	NAME OF REPORTING PERSONS Opus Five Investment, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (1)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (2)
	8	SHARED VOTING POWER 244,700 (2)
	9	SOLE DISPOSITIVE POWER 0 (2)
	10	SHARED DISPOSITIVE POWER 244,700 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 244,700 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) – 2.0%
14	TYPE OF REPORTING PERSON PN

(1)           See Item 3 in Amendment No. 5 filed by the Reporting Persons on June 7, 2011.

(2)           See Item 2 and 5 in Amendment No. 5 filed by the Reporting Persons on June 7, 2011.

CUSIP No. 858495104	13D	Page 4 of 5

1	NAME OF REPORTING PERSONS Jong Sup Kim
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (1)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Korea
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (2)
	8	SHARED VOTING POWER 4,013,254 (2)
	9	SOLE DISPOSITIVE POWER 0 (2)
	10	SHARED DISPOSITIVE POWER 4,013,254 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,013,254 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) – 32.0%
14	TYPE OF REPORTING PERSON IN

(1)           See Item 3 in Amendment No. 5 filed by the Reporting Persons on June 7, 2011.

(2)           See Item 2 and 5 in Amendment No. 5 filed by the Reporting Persons on June 7, 2011.

CUSIP No. 858495104	13D	Page 5 of 5

1	NAME OF REPORTING PERSONS Sam Song Caster Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (1)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Korea
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (2)
	8	SHARED VOTING POWER 244,700 (2)
	9	SOLE DISPOSITIVE POWER 0 (2)
	10	SHARED DISPOSITIVE POWER 244,700 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 244,700 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) – 2.0%
14	TYPE OF REPORTING PERSON CO

(1)           See Item 3 in Amendment No. 5 filed by the Reporting Persons on June 7, 2011.

(2)           See Item 2 and 5 in Amendment No. 5 filed by the Reporting Persons on June 7, 2011.

This Amendment No. 9 to Schedule 13D (this “Amendment”) amends the Statement on Schedule 13D filed on November 13, 2009 by Samick Musical Instruments Co., Ltd., a Korean corporation (“Samick”), Opus Five Investment 1, LP, a California limited partnership (“Opus LP”), Opus Five Investment, LLC, a Delaware limited liability company, Jong Sup Kim and Sam Song Caster Co., Ltd., a Korean corporation (collectively, the “Reporting Persons”), as amended on April 1, 2010, October 8, 2010, December 21, 2010, May 5, 2011, June 6, 2011, June 27, 2011, February 21, 2013 and July 11, 2013 (as amended, the “Schedule 13D”).  Except as otherwise set forth herein, the information contained in the Schedule 13D remains in effect, and, unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended by adding the following:

In connection with the Proposal described in Item 4, below, to acquire all of the outstanding shares of the Ordinary Common Stock, par value $0.001 per share (“Common Stock”), of Steinway Musical Instruments, Inc. (the “Issuer”) that are not already owned by the Reporting Persons, Samick contemplated that it would use a combination of cash on hand, proceeds from a term loan facility and revolving credit facility (collectively, the “Credit Facilities”), and proceeds from the issuance of a convertible bond by a wholly owned subsidiary of Samick (the “Convertible Bond”).  Samick received an executed debt commitment letter from The Korea Development Bank with respect to the Credit Facilities, a copy of which is filed herewith as Exhibit 99.1, and a definitive form of commitment letter from another financing source with respect to the Convertible Bond.

Item 4.	PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended by adding the following:

On August 13, 2013, Samick submitted to the Board of Directors of the Issuer a proposal to acquire all of the outstanding shares of Common Stock that are not already owned by the Reporting Persons for $39.00 per share in cash (the “Proposal”).  The Proposal included a definitive form of Agreement and Plan of Merger among Samick, a wholly owned subsidiary of Samick and the Issuer, which did not include a financing contingency.  The Proposal was set to expire at 5:00 p.m. EDT on August 15, 2013, or such later date as may be specified by Samick in writing.  The Issuer subsequently informed Samick that the Issuer had accepted a proposal to be acquired by another bidder.

In connection with the Proposal, Samick also engaged in discussions with representatives of the Issuer regarding the Proposal and the circumstances under which the Reporting Persons would agree to support a proposal at a higher price from another bidder, but no such agreements have been entered into.

The Reporting Persons may, from time to time and at any time, alone or in conjunction with others, make proposals to the Issuer, or seek to acquire additional shares of Common Stock and/or other equity, debt or other securities, notes or instruments (collectively, “Securities”) of the Issuer in the open market or otherwise, in each case in a manner consistent with the standstill provision set forth in the Subscription Agreement (as amended), and reserve the right to dispose of any or all of their Securities in the open market, through tender offers by other bidders or otherwise, at any time and from time to time, and to engage in any hedging or similar transactions with respect to the Securities.  The Reporting Persons reserve the right to not tender their shares of Common Stock pursuant to the Kohlberg tender offer or any alternative transaction, and to vote against any alternative transaction.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.	Title

99.1	Commitment Letter, dated August 13, 2013, among Samick Musical Instruments, Inc., Edelweiss Holdings, Inc. and The Korea Development Bank

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

August 13, 2013

SAMICK MUSICAL INSTRUMENTS CO., LTD.

By: /s/ Jong Sup Kim
Name: Jong Sup Kim
Title: Chairman

OPUS FIVE INVESTMENT 1, LP

By: /s/ Kyung Min Park
Name: Kyung Min Park
Title: Sole Member of General Partner

OPUS FIVE INVESTMENT, LLC

By: /s/ Kyung Min Park
Name: Kyung Min Park
Title: Sole Member

SAM SONG CASTER CO., LTD.

By: /s/ Kang Log Lee
Name: Kang Log Lee
Title: Director

/s/ Jong Sup Kim
Jong Sup Kim